Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

Pursuant to the provisions of Section 3.053 and Section 21.053 of the Texas Business Organizations Code (the “TBOC”), Independent Bank Group, Inc., a for-profit corporation existing under the TBOC (the “Corporation”), hereby adopts the following Certificate of Amendment to its Amended and Restated Certificate of Formation.

ARTICLE 1

The name of the Corporation is Independent Bank Group, Inc. The Corporation is a for-profit corporation. The file number issued to the Corporation by the Secretary of State is 800125042. The date of formation of the Corporation is September 20, 2002.

ARTICLE 2

The Amended and Restated Certificate of Formation of the Corporation is hereby amended by this Certificate of Amendment to amend Article VIII to eliminate the ability of the shareholders of the Corporation to act by written consent and provide that the Corporation’s shareholders may only take action at shareholder meetings.

ARTICLE 3

Article VIII of the Corporation’s Amended and Restated Certificate of Formation is hereby amended and restated, in its entirety, to read as follows:

“ARTICLE VIII

SHAREHOLDER ACTIONS

Unless otherwise required by law, special meetings of shareholders, for any purpose or purposes, (i) may be called by the Chairman of the Board of Directors or (ii) shall be called by the Secretary or an Assistant Secretary of the Corporation at the request in writing of (A) a majority of the Board of Directors or (B) a holder of, or the holders of, at least twenty percent (20%) of the Corporation’s then outstanding capital stock entitled to vote generally in the election of directors.

Subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders.”

ARTICLE 4

This amendment to the Amended and Restated Certificate of Formation has been approved in the manner required by the TBOC and by the governing documents of the Corporation.

IN WITNESS WHEREOF, the Corporation has, subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument, caused this Certificate of Amendment to Certificate of Formation to be signed by a duly authorized officer as of this 29th day of March 2013.

INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
David R. Brooks, Chief Executive Officer

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